Exhibit 99.1

Xinyuan Receives Extension from NYSE for the Delayed Filing of its Annual Report on Form 20-F

Beijing, China, November 23, 2021 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and in the U.S., today announced that on November 19, 2021, the NYSE granted the Company an extension through March 14, 2022 to file its Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

NYSE Regulation notified the Company that the NYSE will closely monitor the Company’s progress in achieving certain milestones that the Company identified in its request for this extension.  If the Company fails to meet these milestones, then the NYSE could accelerate the Company’s trading suspension prior to the end of the March 14, 2022 trading period.  In addition, if the Company does not file the 2020 Form 20-F and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on May 18, 2022, the NYSE will move forward with the initiation of suspension and delisting procedures.

The Company is working closely with the Company’s auditor, Union Power, to complete the 2020 Form 20-F as soon as possible and prior to March 14, 2022.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com